SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August, 2014

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  ✓                       Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                No ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding possible implementation of stock option incentive plan of a subsidiary of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on August 15, 2014.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA PETROLEUM & CHEMICAL CORP
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

POSSIBLE IMPLEMENTATION OF STOCK OPTION INCENTIVE PLAN OF A SUBSIDIARY

This announcement is made by China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) pursuant to Chapter 17 of the Listing Rules.

Reference is made to the Sinopec Shanghai Petrochemical Company Limited (“Shanghai Petrochemical”, the Company’s subsidiary, HKEX Stock Code: 338)’s announcement of “Possible Issue of Shares through Capitalisation of Capital Fund” issued on 7 June 2013, the announcement of “Possible Issue of Shares through Capitalisation of Capital Fund and Possible Implementation of Stock Option Incentive Plan” issued on 20 June 2013 and the announcement of “Optimised A-share Reform Proposal” issued on 28 August 2013.

To fulfil the undertaking under the A-share Reform of Shanghai Petrochemical, Shanghai Petrochemical proposed a stock option incentive scheme (the “Scheme”).

The exercise price for the first batch of the stock options to be granted under the draft Scheme shall not be lower than RMB4.20 per share (for details, please refer to Shanghai Petrochemical’s announcement on the same matter published on the website of the Hong Kong Stock Exchange on even date). Such minimum exercise price will be subject to adjustment if there is exclusion of rights and dividends after the announcement of the draft Scheme and during the effective term of the stock options under the Scheme.

In accordance with Rule 17.01(4) of the Listing Rules, the Scheme and the implementation of the Scheme are subject to, among others, the approval of the Company’s board of directors (the “Board”). The Board has considered and approved the draft Scheme at the Board meeting held on 15 August 2014.

The draft Scheme is subject to further amendments upon request from State-owned Assets Supervision and Administration Commission of the State Council  and/or China Securities Regulatory Commission. The implementation of the Scheme is also conditional on certain conditions, among others, (i) the approval of the Scheme by the shareholders at a shareholders’ meeting of Shanghai Petrochemical; and (ii) the approval of the Scheme by the shareholders at a shareholders’ meeting of the Company. Therefore, there is uncertainty on the proceeding of the Scheme.

Please also refer to Shanghai Petrochemical’s announcement on the same matter published on the website of the Hong Kong Stock Exchange on even date.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC,
15 August 2014

As of the date of this announcement, directors of the Company are: Fu Chengyu*, Wang Tianpu*, Zhang Yaocang*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

#  Executive Director
*  Non-executive Director
+  Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

Date: August 18, 2014